Exhibit 99.1

CAAP Further Increases Its Stake in Toscana Aeroporti

Acquisition of Additional Toscana Aeroporti Shares Reinforces CAAP's Strategic Position in Italy

Luxembourg, October 14, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, announced today that Corporación América Italia S.p.A. ("CAI"), a wholly-owned subsidiary of CAAP, has acquired an aggregate of 1,077,402 shares of Toscana Aeroporti S.p.A. ("TA") from SOGIM, representing approximately 5.789% of TA's outstanding share capital, for an aggregate purchase price of EUR 19.0 million. The transaction was funded through a combination of CAI's existing cash and capital contribution provided by CAAP.

The acquisition forms part of CAAP's strategy to further strengthen its position in Toscana Aeroporti S.p.A., the Company’s subsidiary that operates the Pisa and Florence airports. CAAP's indirect economic interest in TA increased from 62.283% to 68.072%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716